EQUAL ENERGY LTD.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(unaudited) (in thousands of Canadian dollars)	March 31, 2012	December 31, 2011
Assets
Current assets
Cash and cash equivalents	3,261	5,553
Accounts receivable	19,130	25,174
Prepaid expenses, deposits and other	1,172	870
Assets held for sale (note 2)	-	9,678
Commodity contracts (note 9)	4,013	4,813
	27,576	46,088
Property, plant and equipment (note 2)	397,171	404,995
Exploration and evaluation assets (note 3)	7,201	6,429
Deferred income tax asset	9,555	9,042
	441,503	466,554

Liabilities
Current liabilities
Accounts payable and accrued liabilities	19,921	24,239
Liabilities associated with assets held for sale (note 6)	-	1,378
Commodity contracts (note 9)	55	-
Current portion of decommissioning provision (note 6)	273	557
	20,249	26,174
Long-term debt (note 4)	123,191	138,820
Commodity contracts (note 9)	415	-
Convertible debentures (note 5)	41,534	41,327
Decommissioning provision (note 6)	30,608	31,178
Deferred income tax liability	7,641	8,177
	223,638	245,676

Shareholders’ equity
Common shares	274,170	273,108
Contributed surplus	6,049	5,859
Equity component of convertible debentures (note 5)	1,588	1,588
Accumulated other comprehensive loss	(9,274)	(3,172)
Deficit	(54,668)	(56,505)
	217,865	220,878
	441,503	466,554
Subsequent events (note 12)
See accompanying notes to the consolidated financial statements.

EQUAL ENERGY LTD.
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

((unaudited) (in thousands of Canadian dollars except shares)
	Number of common shares	Share capital	Contributed surplus	Equity component of convertible debentures	Accumulated other comprehensive income/(loss)	Deficit	Shareholders’ equity
Balances at December 31, 2010	27,709,859	$223,664	$2,727	$-	$(11,624)	$(42,545)	$172,222
Issue of common shares under restricted share plan	22,932	150	(150)	-	-	-	-
Share-based compensation before capitalization	-	-	438	-	-	-	438
Issue of convertible debentures	-	-	-	1,588	-	-	1,588
Loss and comprehensive loss for the period	-	-	-	-	(5,529)	(3,382)	(8,911)
Balances at March 31, 2011	27,732,791	$223,814	$3,015	$1,588	$(17,153)	$(45,927)	$165,337

Balances at December 31, 2011	34,779,435	$273,108	$5,859	$1,588	$(3,172)	$(56,505)	$220,878
Issue of common shares under restricted share plan	212,134	1,062	(1,062)	-	-	-	-
Share-based compensation before capitalization	-	-	1,252	-	-	-	1,252
Net income and comprehensive loss for the period	-	-	-	-	(6,102)	1,837	(4,265)
Balances at March 31, 2012	34,991,569	$274,170	$6,049	$1,588	$(9,274)	$(54,668)	$217,865
See accompanying notes to the consolidated financial statements.

EQUAL ENERGY LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Three months ended March 31
(unaudited) (in thousands of Canadian dollars except per share amounts)	2012	2011

Oil, NGL and natural gas revenues	31,187	34,949
Realized gain on commodity contracts (note 9)	1,875	129
Unrealized loss on commodity contracts (note 9)	(1,179)	(4,182)
Royalty expense	(6,173)	(7,264)
Revenues, net of royalty expense	25,710	23,632

Operating expenses
Production	(9,200)	(8,851)
Transportation	(297)	(433)
General and administrative	(2,454)	(4,254)
Share-based compensation expense (note 7)	(1,147)	(417)
Depletion and depreciation (note 2)	(12,260)	(10,687)
	(25,358)	(24,642)
Other income/(expenses)
Interest expense (note 10)	(2,328)	(3,143)
Accretion of decommissioning provision (note 6)	(201)	(189)
Gain/(loss) on sale of assets (note 2)	349	(179)
Redemption premium on convertible debentures	-	(1,897)
Realized foreign exchange gain	156	367
Unrealized foreign exchange gain/(loss)	2,615	(154)
	591	(5,195)
Income / (loss) before taxes	943	(6,205)

Taxes
Current tax expense	-	(81)
Deferred taxes reduction	894	2,904
	894	2,823

Net income / (loss)	1,837	(3,382)

Other comprehensive loss
Foreign currency translation adjustment	(6,102)	(5,529)
Comprehensive loss	(4,265)	(8,911)

Net income / (loss) per share (note 8) – Basic and diluted	0.05	(0.12)
 See accompanying notes to the consolidated financial statements.

EQUAL ENERGY LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended March 31
(unaudited) (in thousands of Canadian dollars)	2012	2011
Cash provided by (used in):
Operating
Net income / (loss)	1,837	(3,382)
Share-based compensation (note 7)	1,147	417
Depletion and depreciation (notes 2)	12,260	10,687
Non-cash interest on convertible debenture (notes 5)	207	161
Accretion of decommissioning provision (notes 6)	201	189
Unrealized loss on commodity contracts (note 9)	1,179	4,182
(Gain)/loss on sale of assets	(349)	179
Redemption premium on convertible debentures	-	1,897
Unrealized foreign exchange (gain)/loss	(2,615)	154
Deferred taxes reduction	(894)	(2,904)
Funds from operations	12,973	11,580
Cash paid on decommissioning provision (note 6)	(284)	(405)
Changes in non-cash working capital items	62	(5,154)
	12,751	6,021
Financing
Increase/(decrease) in long-term debt (note 4)	(13,102)	55,156
Issuance of convertible debentures, net of costs	-	42,741
Redemption of convertible debentures	-	(80,031)
Redemption fee on convertible debentures	-	(1,897)
	(13,102)	15,969
Investing
Property, plant and equipment additions (note 2)	(12,130)	(22,774)
Proceeds on disposal of property, plant and equipment (note 2)	9,678	205
Changes in non-cash working capital items	585	3,493
	(1,867)	(19,076)
Foreign exchange on financial balances	(74)	(69)
Change in cash and cash equivalents	(2,292)	2,845
Cash and cash equivalents, beginning of period	5,553	2,505
Cash and cash equivalents, end of period	3,261	5,350

 See accompanying notes to the consolidated financial statements.

EQUAL ENERGY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

1.	Basis of presentation

Equal Energy Ltd. (“Equal” or the “Company”) is a publicly listed company whose common shares trade on both the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) under the symbol EQU.  Equal is engaged in the exploration, development and production of oil, NGLs and natural gas in Canada and the United States and conducts many of its activities jointly with others.  These financial statements reflect only the Company’s proportionate interest in such activities.

These interim consolidated financial statements are unaudited and have been prepared in accordance with IAS 34 Interim Financial Reporting (“IAS 34”) using accounting policies consistent with the International Financial Reporting Standards (“IFRs”) issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

These consolidated financial statements were authorized by the Company’s Board of Directors on May 10, 2012 and should be read in conjunction with the annual consolidated financial statements and accompanying notes of the Company for the year ended December 31, 2011.

2.	Property, plant and equipment (“PP&E”)

Cost or deemed cost (in thousands of Canadian dollars)	Canadian Operations	U.S. Operations	Total
Balance at December 31, 2011	181,504	365,551	547,055
Capital expenditures	727	10,631	11,358
Divestures	(22,087)	(646)	(22,733)
Non-cash changes	(392)	51	(341)
Foreign currency translation adjustment	-	(7,009)	(7,009)
Balance at March 31, 2012	159,752	368,578	528,330

Depletion, depreciation and impairment losses (in thousands of Canadian dollars)	Canadian Operations	U.S. Operations	Total
Balance at December 31, 2011	80,584	51,798	132,382
Depletion and depreciation	2,616	9,644	12,260
Divestitures	(12,409)	(40)	(12,449)
Foreign currency translation adjustment	-	(1,034)	(1,034)
Balance at March 31, 2012	70,791	60,368	131,159

Net book value (in thousands of Canadian dollars)	Canadian Operations	U.S. Operations	Total
Property, plant and equipment	91,242	313,753	404,995
Assets held for sale	9,678	-	9,678
Balance at December 31, 2011	100,920	313,753	414,673
Balance at March 31, 2012	88,961	308,210	397,171

On January 1, 2012, the Company completed the sale of non-core assets in Oklahoma for proceeds of $1.4 million and the disposition of $0.1 million in decommissioning liability (Note 6).

On January 31, 2012, the Company completed the sale of non-core assets in southwest Saskatchewan for proceeds of $8.3 million and the disposition of $1.4 million in decommissioning liability (Note 6).
3. Exploration and evaluation assets

(in thousands of Canadian dollars)	Canadian Operations	U.S. Operations	Total
Balance at December 31, 2011	6,429	-	6,429
Capital expenditures	772	-	772
Balance at March 31, 2012	7,201	-	7,201

4.      Long-term debt

(in thousands of Canadian dollars)	March 31, 2012	December 31, 2011
Long-term debt	123,191	138,820

Interest rates and standby fees for the credit facilities are set quarterly according to a grid based on the ratio of bank debt to cash flow with the interest rates based on Canadian dollar BA (“Bankers Acceptance”) or U.S. dollar LIBOR rate plus 2.0% to 4.0% depending on the ratio of bank debt to cash flow.  For any unused balance of the credit facility, between 0.50% to 1.00% is charged as a standby fee which is recorded in interest expense.  As at March 31, 2012, the marginal interest rate and standby fee were 3.00% and 0.75%, respectively.

As at March 31, 2012, the $123.2 million drawn under the credit facility consisted of US$123.5 million which was converted at the closing rate of CDN$0.9975 per US$1.00 and interest was being accrued at a rate of 3.24% per annum (December 31, 2011 – US$136.5 million drawn at a closing rate of CDN$1.017 per US$1.00).

Equal’s bank credit facility renewal was confirmed on May 10, 2012 with a maturity date in June 2013 and should the lenders decide not to renew the facility, the debt must be repaid by June 2014.  The renewal left the capacity of the revolving and operating credit facilities unchanged at $200.0 million.  The lenders’ consent is required for any draw on the bank credit facility above $185.0 million.

Equal is required to maintain several financial and non-financial covenants.  The primary financial covenant is an interest coverage ratio of 3.0:1.0 as calculated pursuant to the terms of the credit agreement.  For the twelve months ended March 31, 2012, the interest coverage ratio was 6.84 (December 31, 2011 – 6.11).  Equal is in compliance with the terms and covenants of the credit facilities as at March 31, 2012.

5.	Convertible debentures

(in thousands of Canadian dollars)	EQU.DB.B 6.75% Series	Equity Component
Balance at December 31, 2011	41,327	1,588
Accretion	207	-
Balance at March 31, 2012	41,534	1,588

At March 31, 2012, the Company had $45.0 million in face value of 6.75% convertible debentures outstanding with an estimated fair value of $44.3 million (December 31, 2011 - $44.8 million).

6.	Decommissioning provision

The decommissioning provision is estimated by management based on Equal’s working interests in its wells and facilities, estimated costs to remediate, abandon and reclaim the wells and facilities and the estimated timing of the costs to be incurred.  At March 31, 2012, the decommissioning provision is estimated to be $31.0 million (December 31, 2011 – $33.1 million), based on a total future liability of $48.9 million (December 31, 2011 - $50.5 million).  These obligations will be settled at the end of the useful lives of the underlying assets, which currently averages thirteen years, but extends up to 50 years into the future.  This amount has been calculated using an inflation rate of 2.0% and discounted using a risk free rate of 2.6% as at March 31, 2012 (December 31, 2011 – 2.4%).
The following table reconciles the decommissioning provision:
(in thousands of Canadian dollars)
Balance at December 31, 2011	33,113
Additions	248
Accretion expense	201
Dispositions	(1,494)
Costs incurred	(284)
Change in estimate	(696)
Foreign exchange	(207)
Balance at March 31, 2012	30,881
Current decommissioning provision	273
Non-current decommissioning provision	30,608
Balance at March 31, 2012	30,881

7.	Share-based compensation

Share options
Equal has a Share Option Plan where the Company may grant share options to its directors, officers and employees.  Each share option permits the holder to purchase one share at the stated exercise price.  All options vest over a 1 to 3 year period and have a term of 4 to 5 years.  The exercise price is equal to the market price at the time of the grant.  The forfeiture rate is estimated to be 16%.  The following options have been granted:
(in Canadian dollars, except for number of options)	Number of options	Weighted-average exercise price
Options outstanding at December 31, 2011	1,303,495	$6.47
Options forfeited	(76,183)	7.01
Options outstanding at March 31, 2012	1,227,312	$6.45
Options exercisable at March 31, 2012	340,631	$6.68

(in Canadian dollars, except for number of options)
Exercise price range	Number of options	Weighted average exercise price	Weighted average remaining contract life in years	Number of options exercisable	Weighted average price of exercisable options
$4.66 to $5.90	235,450	$ 4.86	2.51	35,000	$ 5.11
$6.15 to $6.75	466,431	6.25	1.73	138,888	6.27
$7.13 to $7.26	481,765	7.25	2.77	150,576	7.25
$8.19 to $8.40	43,666	8.20	1.93	16,167	8.22
Balance at March 31, 2012	1,227,312	$ 6.45	2.29	340,631	$ 6.68

Restricted shares
Equal has granted restricted shares to directors, officers, and employees.  Restricted shares vest over a contracted period ranging from vesting on grant to 3 years and provide the holder with shares on the vesting dates of the restricted shares.  Upon vesting of the restricted shares, the plan administrator automatically sells a portion of the common shares on a public stock exchange for the estimated income tax.  The forfeiture rate is estimated to be 16%.

The following restricted shares have been granted:
	Number of restricted shares	Weighted-average grant date fair value
Shares outstanding at December 31, 2011	946,285	$6.57
Granted	832,082	4.05
Forfeited	(45,068)	5.68
Vested	(212,134)	7.10
Shares outstanding at March 31, 2011	1,521,165	$5.14

The estimated value of the restricted shares is based on the trading price of the shares on the grant date.

8.	Net income/(loss) per share

For the three months ended March 31, 2012
(in thousands of Canadian dollars except shares and per share amounts)	Net Income	Weighted Average Shares Outstanding	Per Share
Basic	1,837	34,969,794	$ 0.05
Diluted	1,837	36,129,455	$ 0.05

For the calculation of the weighted average number of diluted shares outstanding for the three months ended March 31, 2012, all restricted shares were included as they were dilutive to the calculation.

For the three months ended March 31, 2011
(in thousands of Canadian dollars except shares and per share amounts)	Loss	Weighted Average Shares Outstanding	Per Share
Basic and diluted	(3,382)	27,723,599	$ (0.12)

For the calculation of the weighted average number of diluted shares outstanding for the three months ended March 31, 2011, all options, restricted shares and convertible debentures were excluded, as they were anti-dilutive to the calculation.

9.	Commodity contracts

Equal has entered into commodity contracts to minimize the exposure to fluctuations in crude oil and natural gas prices.  At March 31, 2012, the following financial derivative contracts were outstanding:
Derivative Instrument	Commodity	Price (2)	Volume per day (2)	Period
Fixed	Gas	4.95 (US$/mmbtu) (5.12 US$/mcf)	2,000 mmbtu (1,932 mcf)	January 1, 2012 – December 31, 2012
Fixed	Gas	5.00 (US$/mmbtu) (5.18 US$/mcf)	5,000 mmbtu (4,831 mcf)	January 1, 2012 – December 31, 2012
Collar	Gas	Floor: 2.50 (US$/mmbtu) (2.59 US$/mcf) Ceiling: 3.45 (US$/mmbtu) (3.57 US$/mcf)	2,000 mmbtu (1,932 mcf)	April 1, 2012 – October 31, 2012
Fixed	Gas	3.00 (US$/mmbtu) (3.11 US$/mcf)	2,000 mmbtu (1,932 mcf)	April 1, 2012 – October 31, 2012

Fixed Basis Differential (1)	Gas	Differential Fixed @ $0.35 US$/mmbtu ($0.36 US$/mcf)	7,000 mmbtu (6,763 mcf)	January 1, 2012 – December 31, 2012
Fixed Basis Differential (1)	Gas	Differential Fixed @ $0.21 US$/mmbtu ($0.22 US$/mcf)	2,000 mmbtu (1,932 mcf)	April 1, 2012 – October 31, 2012

Fixed	Oil	100.00 ($/bbl)	200 bbl	January 1, 2012 – December 31, 2012
Fixed	Oil	101.05 ($/bbl)	200 bbl	January 1, 2012 – December 31, 2012
Fixed	Oil	101.95 ($/bbl)	200 bbl	January 1, 2012 – December 31, 2012
Fixed	Oil	103.00 ($/bbl)	200 bbl	January 1, 2012 – December 31, 2012
Fixed	Oil	101.00 ($/bbl)	200 bbl	January 1, 2013 – December 31, 2013
Fixed	Oil	101.50 ($/bbl)	200 bbl	January 1, 2013 – December 31, 2013
Fixed	Oil	102.50 ($/bbl)	200 bbl	January 1, 2013 – December 31, 2013
(1)	NYMEX / Southern Star (Oklahoma) basis differential.
(2)	Conversion rates of 1.0350 mmbtu per mcf.

The gains (losses) during the period from the commodity contracts are summarized in the table below.
(in thousands of Canadian dollars)	Q1 2012	Q1 2011
Realized gain on commodity contracts	1,875	129
Unrealized loss on commodity contracts loss	(1,179)	(4,182)
Net gain/(loss) on commodity contracts	696	(4,053)

The following sensitivities show the result to pre-tax net income for three months ended March 31, 2012 related to commodity contracts of the respective changes in crude oil, natural gas and fixed basis differential.

	Increase (decrease) to pre-tax net income
(in thousands of Canadian dollars)	Decrease in market price ($1.00 per bbl and $0.50 per mcf)	Increase in market price ($1.00 per bbl and $0.50 per mcf)
Crude oil derivative contracts	439	(439)
Natural gas derivative contracts	1,391	(1,391)
	Decrease in differential price ($0.02 per mcf)	Increase in differential price ($0.02 per mcf)
Fixed basis differential contracts	(47)	47

10.	Interest expense

Equal’s interest expense was comprised of the following below.

(in thousands of Canadian dollars)	Q1 2012	Q1 2011
Interest on long-term debt	1,368	499
Interest on convertible debentures	960	2,644
	2,328	3,143

11.	Segmented information

For the three months ended March 31, 2012 (in thousands of Canadian dollars)	Canada	United States	Corporate	Total
Oil, NGL and natural gas revenues	9,079	22,108	-	31,187
Net income/(loss)	534	1,892	(589)	1,837
Total assets	107,804	329,686	4,013	441,503

For the three months ended March 31, 2011 (in thousands of Canadian dollars)	Canada	United States	Corporate	Total
Oil, NGL and natural gas revenues	18,359	16,590	-	34,949
Net income/(loss)	3,782	4,533	(11,697)	(3,382)
Total assets	168,060	218,316	-	386,376

12.	Subsequent events

On April 26, 2012, Equal closed the sale of 50% of its interest in approximately 14,500 net undeveloped acres prospective for Mississippian light oil for total cash consideration of US$18.1 million.  Concurrent with the sale, Equal entered into a joint venture agreement with the counterparty of the sale to develop those assets.

On May 3, 2012, Equal announced that its Board of Directors has initiated a strategic review process to identify, examine and consider alternatives with the view to enhancing shareholder value.  Strategic alternatives may include, but are not limited to, the sale of all or a portion of the Company’s assets, the outright sale of the corporation, a merger or other business combination, a recapitalization, acquisitions, as well as continued execution of its business plan, or any combination thereof.